Zupintra Corporation Inc - OTC BB symbol (ZUPC)

Miami, April 8 2008. President, Chairman & CEO of Zupintra Corporation to step down

The board of directors of Zupintra Corporation, Inc. announced today that after a careful review of the current status of the Company, the Board has unanimously determined that the Company is at a critical path whereby a new approach and immediate funding are necessary to move forward. As a result, the President, Chairman and CEO, John van Arem has decided to step down. The Board has accepted his resignation which will take affect upon the acceptance of a new President and CEO. The Board will actively pursue Mr. van Arem’s replacement.

“The Board would like to thank John for his service to the Company and its shareholders and wishes him the best in his future endeavors.” stated Wayne Doss, Director of Zupintra Corporation, Inc.

The Board has also agreed to terminate the Zupintra Panama, S.A joint venture that was entered into in June 2007 with Italba Corporation. This decision was taken after reviewing results and immediate prospects of Zupintra Panama. A similar decision was made in October 2007 with regards to the Zupintra Ghana, Inc. joint venture with Network Technologies International, Inc., as previously announced in the Company’s Form 8K, released on October 10, 2007.

The Company further announced today that they are working on the funding to assist the corporation in realizing its profitable objectives in the Telecom industry.

Zupintra Corporation, Inc’s core business runs through its wholly owned subsidiary, Zupintra Communications, Inc. Zupintra is a facilities based wholesaler of international voice traffic within the carrier to carrier network. As a wholesale VoIP provider, Zupintra Communications Inc. signs both origination and termination contracts with next generation carriers and profits from negotiated rates.

FRANKFURT - WKN #:  A0DQU5

For Investor Relations contact:
Email: ir@zupintra.com
416-815-1771
www.zupintra.com

In compliance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, ZUPC notes that statements contained in this announcement that are not historical facts may be forward - looking statements that are subject to a variety of risks and uncertainties. Accordingly, ZUPC wishes to caution readers of this announcement that its future actual results may differ materially from those that any forward - looking statements may imply. There is no assurance the above - described events will be completed. There can be no assurance of the ability of the company to achieve sales goals, obtain contracts or financing, consummate acquisitions or achieve profitability in the future. The above and additional factors are discussed in detail in the company's filings with the U.S. Securities and Exchange Commission. These may be viewed at www.sec.gov and many other Web sites without charge.